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                  UNITED STATES SECURITIES
                   AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. 3)*


                 ALLSTATES WORLDCARGO, INC.
                      (Name of Issuer)

          Common Stock, $0.0001 par value per share
               (Title of Class of Securities)

                         050739 10 1
                       (CUSIP Number)


                       Joseph M. Guido
                   4 Lakeside Drive South
                   Forked River, NJ 08731
                       (609) 693-5950
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      November 13, 2005
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  050739 10 1

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons
         (entities only).

     Joseph M. Guido


     2.   Check the Appropriate Box if a Member of a Group
     (See Instructions).

     (a)  Not applicable.
     (b)  Not applicable.


     3.   SEC Use Only ____________________________


     4.   Source of Funds (See Instructions)  OO


     5.   Check if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e). ________


     6.   Citizenship or Place of Organization  United
     States Citizen


Number of     7.   Sole Voting Power 18,250,000
Shares
Beneficially
Owned by Each
Reporting
Person With
              8.   Shared Voting Power 760,000

              9.   Sole Dispositive Power 18,250,000

              10.  Shared Dispositive Power 0

     11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person

     19,010,000

     12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions).



     13.  Percent of Class Represented by Amount in Row (11)

     58.47%


     14.  Type of Reporting Person (See Instructions).  IN

ITEM 1.   SECURITY AND ISSUER

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 24, 1999 by Joseph M. Guido, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2004, and by Amendment No. 2 to Schedule 13D filed with the Commission on August 5, 2005. This Amendment relates to the Common Stock, $0.0001 par value per share ("Common Stock"), of Allstates WorldCargo, Inc., a New Jersey corporation (the "Company"). The address of the principal executive offices of the issuer is 4 Lakeside Drive South, Forked River, New Jersey 08731.

ITEM 2.   IDENTITY AND BACKGROUND

(a)-(c), (f). This Amendment No. 3 to Schedule 13D is being filed on behalf of Joseph M. Guido, a citizen of the United
States of America, whose address is 4 Lakeside Drive South,
PO Box 959, Forked River, New Jersey  08731.  Joseph M.
Guido is Chairman of the Company. Mr. Guido is a citizen of the United States.

(d)-(e). Joseph M. Guido has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

In Amendment No. 1 to the Schedule 13D filed by Mr. Guido on September 16, 2004, Mr. Guido specifically disclaimed beneficial ownership of 250,000 shares of Common Stock that were owned by his wife, Teresa Guido. In December 2004, Mrs. Guido acquired an additional 510,000 shares of Common Stock, and in Amendment No. 2 to the Schedule 13D Mr. Guido specifically disclaimed beneficial ownership of those shares. In this Amendment No. 3 to the Schedule 13D, Mr. Guido acknowledges beneficial ownership of the 760,000 shares of Common Stock owned by Mrs. Guido.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Company has issued and outstanding 32,509,872 shares of Common Stock. The 19,010,000 shares beneficially owned by Mr. Guido constitute 58.47 percent of the issued and outstanding shares of Common Stock.

(b) Mr. Guido has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of 18,250,000 shares of Common Stock. Mr. Guido shares the power to vote or direct the vote of an additional 760,000 shares of Common Stock that are owned by his wife Teresa Guido. The applicable information required by Item 2 with respect to Mrs. Guido is as follows:

     (a)-(c), (f). Mrs. Guido's business address is 4
     Lakeside Drive South, PO Box 959, Forked River, New
     Jersey 08731. Mrs. Guido is employed by the Company as an executive assistant. Mrs. Guido is a citizen of the United States.

     (d)-(e). Mrs. Guido has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  None.

(d)  None.

(e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

Mr. Guido is party to a voting agreement (the "Voting Agreement") with Sam DiGiralomo, Barton C. Theile and Craig
D. Stratton (together with Mr. Guido, collectively the "Voters" and individually a "Voter.") Each Voter is a director and an officer of the Company, and together they comprise a majority of the Board of Directors of the Company. The Voting Agreement covers all shares of capital stock of the Company which have voting rights which are now owned or are subsequently acquired by any Voter. The Voting Agreement provides for each of the Voters to vote all of the capital stock of the Company that each Voter is entitled to vote, for each other as directors of the Company. Further, pursuant to the terms of the Voting Agreement, any action taken to expand or in any way modify the composition of the Board of Directors of the Company from its present constitution shall require the unanimous consent of all of the Voters. Additionally, in the event that shareholder action is taken to alter or amend the Certificate of Incorporation or Bylaws of the Company, the Voters agree to vote all of their shares unanimously in the same manner. If the Voters are unable to reach a unanimous decision, then the proposed change shall be rejected. The Voting Agreement terminates when none of the Voters any longer owns, controls or holds any shares of capital stock of the Company. For so long as the Voting Agreement remains in effect, the Voters also agreed not to transfer any of the shares of capital stock of the Company they hold without the prior written consent of all of the Voters, unless the other party to any such transaction agrees in writing to join and be bound by all of the terms of the Voting Agreement.

In addition, Messrs. Guido, DiGiralomo, Theile, and Stratton are required to nominate and vote for, as directors, the other three present directors, Charles F. Starkey, Joseph
Buckelew, and Alan Meyer (or their duly appointed successors).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date

/s/ Joseph A. Guido
Signature

Joseph A. Guido, signing in individual capacity
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.)